May 14, 2006

Michael Bissonnette,Chief Executive Officer
Aerogrow International, Inc.
900 28th St, Suite 201
Boulder, CO 80303

> **Re:** **Aerogrow International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 10, 2006**
> **File No. 333-133180**

Dear Mr. Bissonnette:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In addition to the comments below, please revise this document in response to the comments sent as part of our review of your Form 8-K filed on March 7, 2006. When amending your registration statement, please provide a cover letter keying your modifications of this document in response to our comments.

2. Please revise to update your plan of operation disclosure.

3. Please revise your plan of distribution and selling shareholder disclosure to identify those selling shareholders who are considered underwriters. For those

who are not considered underwriters, please advise of the basis for the lack of such classification.

4.   Revise your selling shareholder disclosure to include several rows to clarify the total number of outstanding shares being registered for resale and those yet to be issued. Additionally, clarify which selling shareholders are selling shares that are not yet issued.

Risk Factors, page 4

5.   In the first risk factor on page seven, please revise clarify the basis of your belief that the unregistered offerings are exempt from registration under the Securities Act of 1933.

Financial Statements

6.   We note your disclosures regarding the merger that occurred on February 24, 2006. Accordingly, please revise the registration statement to include the required pro forma financial information in accordance with Item 310 (d) of Regulation S-B or justify the exclusion of these financial statements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hudders
         (212) 818-8881